SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                        For the month of April, 2005

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)




For immediate release 25 April 2005


                                  Annual General Meeting

The Company announces that at the Annual General Meeting of the Company, held at 111 Strand, London, WC2R 0AG, at 12.00 noon on Monday 25 April 2005, Resolutions 1 to 14 as set out in the Notice of Meeting were duly passed.

In connection with Resolution 1, application has today been made to the Financial Services Authority and the London Stock Exchange plc for 6,000,000 ordinary shares of 100p each (the "Shares") to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities.

It is expected that such admission to listing will become effective, and trading of the Shares will commence, on 28 April 2005.

The Shares are being allotted in connection with the subscription of shares by Permira Capital Limited, as detailed in the circular to shareholders dated 24 March 2005. They will rank pari passu in all respects with the Company's existing ordinary shares.


Enquiries:

John Spedding
Schroder Investment Management Limited                      Tel: 020 7658 3206



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 25 April, 2005


                                By:/s/John Spedding
                                      John Spedding
                                      Company Secretary
                                      For and on behalf of Schroder Investment
                                      Management Limited, Secretaries